SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

May 6, 2011

Commission File Number: 333-130901

MACRO BANK INC.
(Exact name of registrant as specified in its Charter)

Sarmiento 447
Buenos Aires C1 1041
Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

Buenos Aires, May 6th 2011

To
Comisión Nacional de Valores

Re.: Audit Committee

Please be advised that, in compliance with the provisions set forth in the Decree 677/01 and the Rules issued by the Comisión Nacional de Valores (Argentine Securities Exchange Commission), the Board of Directors, in its meeting held last May 5th, has designated the regular and alternate members of the Audit Committee, which shall therefore be composed as follows: Messrs. Carlos Enrique Videla, Alejandro Macfarlane and Guillermo Eduardo Stanley, as regular members, and Mr. Fernando Raúl García Pulles, as alternate member. All regular members and the alternate member are independent.

Sincerely,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 6, 2011

MACRO BANK INC.

By:	/s/ Luis Carlos Cerolini
Name: Luis Carlos Cerolini
Title: Director